Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The following may contain forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from this merger and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

Additional Information and Where to Find It

In connection with their proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.
Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

Participants in Solicitation

Energy East Corporation, RGS Energy Group, Inc. and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001.

                   *****************************************

[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]



                    ENERGY EAST AND RGS ENERGY GROUP ANNOUNCE
                              STRATEGIC COMBINATION

           Combines Complementary Strengths and Geographies to Create
                       a Leading Northeast Energy Company

                       Transaction Valued at $1.4 billion


Albany, NY and Rochester, NY (February 20, 2001) - Energy East Corporation (NYSE: EAS) and RGS Energy Group, Inc. (NYSE: RGS) today announced that their boards of directors have unanimously approved a definitive merger agreement, under which all of the outstanding shares of RGS Energy will be exchanged for a combination of cash and Energy East stock valued at $39.50 per RGS Energy share or approximately $1.4 billion in the aggregate. Energy East will also assume approximately $1.0 billion of RGS Energy debt. Energy East intends to finance the cash portion of the transaction primarily through third party financing.

The transaction will be accounted for as a purchase and is expected to be accretive to Energy East's earnings per share in the first full year after closing. The companies anticipate that approval from the New York State Public Service Commission can be obtained on an expedited basis, and all regulatory approvals can be obtained in approximately 12 months.

The combined company will be one of the largest, most diversified energy providers in the Northeast, serving nearly 3 million customers, including approximately 1.8 million electric customers, almost one million natural gas customers and approximately 200,000 other retail energy customers. The combined company will have annual revenues of approximately $5 billion and nearly $10 billion in assets. Together, Energy East and RGS Energy, through their operating subsidiaries, will serve half of upstate New York.

Wes von Schack, chairman, president and chief executive officer of Energy East, said, "RGS Energy and Energy East share a common vision for upstate New York. Simply put, we are focused on providing our customers a reliable supply of electricity and stable prices during these challenging times in the energy marketplace. RGS Energy's proven management and operational talent will fortify our own, and we look forward to working with Tom Richards and the RGS Energy team. RGS Energy is the right partner, at the right time.

"Over the last few years, Energy East has been working to become a super-regional energy delivery and services company, building a presence in 5 northeastern states. By combining with RGS Energy, we are becoming the premier upstate energy utility, while also strengthening our overall presence in the Northeast, adding to our generation portfolio and offering attractive returns to our shareholders. Rochester Gas & Electric's (RG&E) service territory is an excellent fit with New York State Electric & Gas (NYSEG), with over 200 miles of contiguous territory providing the opportunity for operational efficiencies. Through NYSEG's long-term contracts and owned generation, NYSEG has supply certainty through March 2003. RG&E supplies its customers' requirements substantially through its own generation portfolio. Together, we will be able to provide price stability for upstate New York," Mr. von Schack added.

Tom Richards, chairman, president and chief executive officer of RGS Energy, said, "RGS Energy and Energy East are committed to managing the transition to a restructured industry in order to create both short and long-term benefits for our customers and the upstate region. Already, we are working together to design rate plans that provide reliable energy at stable prices, while continuing to encourage competition by offering customers a choice in their energy provider. Together, we will have a wide range of options for meeting customers' supply requirements, including long-term contracts, owned generation and selective generation build-out. I am convinced that combined, we have the scale and scope to provide benefits for our shareholders, our customers, our employees and the communities we serve.

"We intend to be a reason why upstate New York is successful. We are particularly excited about the opportunities that our combination will bring to this region. Providing service to half of upstate New York, we are committed to the economic vitality of the region as a platform for growth for our combined company. With approximately 5,000 employees in upstate New York, the combined company has a track record of community involvement and corporate contributions. These will remain priorities," concluded Mr. Richards.

Terms

Under the terms of the agreement, RGS Energy shareholders would receive the equivalent of $39.50 for each share of RGS Energy common stock they own, payable in cash or in Energy East common stock, so long as Energy East's common stock price is between $16.57 and $22.41. Each RGS Energy shareholder would be able to elect the form of consideration they wish to receive, subject to proration so that 55 percent of the RGS Energy shares would be exchanged for cash, and 45 percent would be exchanged for Energy East common stock. The stock portion of the consideration is expected to be tax free to RGS Energy shareholders.

Each RGS Energy share, converted into Energy East common stock, would receive not less than 1.7626 and not more than 2.3838 shares of Energy East common stock, depending on the average closing price of Energy East stock during a 20-day trading period prior to the merger closing. For example, based on Energy East's closing price of $19.14 on February 16, 2001, RGS Energy shareholders who choose to receive common stock would receive 2.0637 Energy East shares for each RGS Energy share.

The combined company expects to maintain Energy East's dividend policy. The Energy East dividend has been increased 5 percent in each of the last three years. Energy East's current annual common stock dividend is $0.92 per share. Based on Energy East's closing stock price on February 16, 2001, RGS Energy shareholders who choose to receive Energy East common stock would receive 2.0637 Energy East shares for each RGS Energy share. This would represent a converted dividend equivalent of $1.90 per share, an increase over the $1.80 per share dividend that RGS Energy shareholders currently receive.

Synergies

The merger is expected to generate annual cost savings of approximately $50 million. Savings are expected to come largely from the joint management of Energy East and RGS Energy subsidiaries in areas such as procurement, information systems, and other administrative and general areas.

No layoffs are planned as a result of the combination. Both companies have on-going cost reduction programs and, historically, have used reduced hiring and attrition to minimize any workforce effects.

Management, Board and Headquarters

RGS Energy will become a wholly owned subsidiary of Energy East. RG&E will remain a subsidiary of RGS Energy, and it is expected that NYSEG will be a wholly owned subsidiary of RGS Energy. Wes von Schack will continue to serve as chairman, president and chief executive officer of Energy East. Tom Richards will be chairman, president and chief executive officer of RGS Energy, chairman and chief executive officer of RG&E and NYSEG, as well as an executive vice president of Energy East. Ralph Tedesco will remain president and chief operating officer of NYSEG. Two outside RGS Energy directors and Tom Richards will be added to Energy East's board of directors, increasing it to 16 members.

The headquarters of RGS Energy, RG&E and NYSEG will be located in Rochester, NY. The operating headquarters for NYSEG will remain in Binghamton, NY. Headquarters for other Energy East utility subsidiaries are Augusta, ME for Central Maine Power Company; Hartford, CT for Connecticut Natural Gas; Bridgeport, CT for Southern Connecticut Gas; and Pittsfield, MA for Berkshire Gas Company.

Approvals

The transaction is conditioned upon, among other things, the approval of each company's shareholders and the approval of various regulatory agencies.

Advisors

UBS Warburg LLC acted as financial advisor and Wachtell, Lipton, Rosen & Katz acted as legal counsel to Energy East. Morgan Stanley Dean Witter acted as financial advisor and Shearman & Sterling acted as legal counsel to RGS Energy.

About RGS Energy

RGS Energy is a holding company with its regulated energy business conducted through Rochester Gas & Electric (RG&E), and its unregulated business through Energetix. RG&E supplies regulated electric and gas service within a 2,700 square-mile service territory with a population of one million people, centered around the city of Rochester, NY. Energetix and its subsidiary, Griffith Energy are unregulated companies offering a full line of energy products including electricity, natural gas, home heating oil, propane and a variety of energy services throughout upstate New York. This allows RGS Energy to be a successful competitor in the emerging energy marketplace that is driven by consumer energy supplier choice and an expanded array of energy services. For more information about RGS Energy, please visit the Company's home page on the Internet at http://www.rge.com.

About Energy East

Energy East is a super-regional energy services and delivery company in the Northeast. A leader in promoting competition, Energy East serves 2 million customers (1.4 million electricity and 600,000 natural gas) in upstate New York and New England over a 32,000 square-mile service area. The strength of the company is underscored by its commitment to financial discipline, state of the art technology and the operational talent to be among the best at what it does. For more information about Energy East, please visit the Company's home page on the Internet at http://www.energyeast.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from this merger and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

Additional Information and Where to Find It

In connection with the proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.
Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

Participants in Solicitation

Energy East Corporation, RGS Energy Group, Inc. and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001.

Financial Analyst Conference

Energy East and RGS Energy will host a financial analyst meeting today at 10:00 am EST to discuss the transaction. A live Internet audio broadcast of the meeting may be accessed at www.dealinfo.com/easrgs by clicking on an available link. Real Network's RealPlayer or Microsoft Windows Media Player is required to access the Webcast. They can be downloaded from www.real.com or www.microsoft.com/windows/mediaplayer.

Media Teleconference

There will be a media teleconference call today at 11:15 am EST to discuss the transaction. To participate in the teleconference please call (888) 489-9489. For individuals outside of the US, please call (212) 676-5087. Due to the expected number of participants, please call at least 15 minutes before the conference is to begin. Ask to be connected to the Energy East/RGS Energy teleconference.



Contacts for Energy East                  Contacts for RGS Energy

Investors:                                Investors:
Thorn Dickinson                           Mark Graham
607-347-2561                              716-724-8176

Media:                                    Media:
Angela Sparks                             Mike Power
518-434-6002                              716-724-8828

                    *****************************************

The following is a copy of the communication sent to RGS Energy Group, Inc. employees, together with a copy of the press release:

[RGS ENERGY GROUP, INC. LOGO]

                                                               February 20, 2001

Dear Fellow Employee:

We've put together this Information Packet to help answer your questions on our recent announcement to merge with Energy East. The following was distributed via ERIN on Tuesday, February 20, 2001.

I have some very important news for you today, which will rightly be seen as a defining moment in the long and successful history of this company. I strongly believe it is good news -- for RGS Energy Group, for Rochester, for New York State and for our employees, our shareholders and our customers.

Today we're announcing that we have entered into a merger agreement with Energy East Corporation, a New York company. For those of you unfamiliar with Energy East, over the last few years, Energy East has been working to become a super-regional energy delivery and services company, serving 2 million customers throughout the Northeast. Energy East's 5 operating utilities are New York State Electric & Gas (NYSEG), Central Maine Power, Connecticut Natural Gas, Southern Connecticut Gas and Berkshire Gas.

RG&E will remain a subsidiary of RGS Energy. It is expected that NYSEG will become a subsidiary of RGS Energy. And, RGS Energy will become a subsidiary of Energy East. This will create a much-expanded RGS Energy that will now include NYSEG and RG&E and will serve half of upstate New York and represent more than half of Energy East.

I fully realize and completely understand that this news will more than surprise you at this point in our history, and that it will prompt many questions, concerns and even worries. I will try to answer as many questions as I can here and in other opportunities in the near future, but I want you to know upfront these crucial and compelling facts about this merger agreement:

o This expanded RGS Energy will be headquartered in Rochester, which is great news for our local economy. A 40-member team of Energy East executives and support staff will join us, although NYSEG's operations center will remain in Binghamton. From its headquarters in Rochester, RGS Energy will serve
     1.2 million electric customers and approximately 540,000 gas customers, as well as 200,000 other retail energy customers. The combined financial strength of RGS Energy and Energy East will be formidable: we will have estimated combined annual revenues of approximately $5 billion and nearly $10 billion in assets.

o No layoffs are planned as a result of this combination. Employees of RG&E, Energetix and its subsidiaries will not be disadvantaged because some NYSEG employees have union contracts. This was a key part of the formal agreement and as clear a signal as we can give as to how much both companies value your service and your expertise.

o There are no changes planned to compensation, pension, benefits, 401(k) and other programs.

o    Our non-union status will not be affected by this merger.

o I will continue to serve as chairman, president and CEO of RGS Energy, which will include RG&E, NYSEG and Energetix and its subsidiaries. I will report to Wes von Schack, who will remain as the chairman, president and chief executive officer, of the parent corporation Energy East.

o You can expect business as usual. Keep doing exactly what you are doing. Continue to focus on the objectives outlined in your PM/CD. Although the corporate structures will change, the companies will not. RG&E, NYSEG and Energetix and its subsidiaries will continue to operate as they do today -- with the same organization and same names.

o The RG&E name will by no means fade away. It is an important part of our heritage and we will continue to display that name proudly on our facilities and vehicles in the Rochester area.

o RGS Energy shareholders will benefit. Shareholders will receive a substantial premium for their stock and the opportunity to be paid in cash or the stock of a company with a broader base and opportunity for growth, while maintaining the value of their dividend. They will receive the equivalent of $39.50 for each share of RGS Energy common stock they own, payable in cash or in Energy East common stock. Each shareholder would be able to choose within some guidelines. If you are a shareholder, you will receive more information in the future.

o Customers will benefit. Customers and the communities we serve will continue to receive reliable energy at stable prices from a company with a greater capacity to continue that service in a challenging future. The community will retain the existing organization and gain a corporate headquarters and employment, with a continuing commitment to community involvement and an increased commitment to charitable giving.

o Employees will benefit. Employees will benefit by being part of a larger, more diversified organization that is in a stronger position to deal with our changing industry. This combination will provide added opportunities for our employees, by offering additional career development and advancement opportunities as the new organization grows.

o We communicated this to you as soon as allowed by the strict laws and regulations surrounding the transaction.

o We have entered into this agreement with careful consideration of its impact and meaning for us and truly with the best interest of you, our shareholders, our customers and our communities in mind. We chose to do this now because we could negotiate from one of the strongest financial positions and stock performances in our history and strongly influence our destiny. I believe we will be a stronger company as a result of this agreement.

All this said, this will be a time of change when the only certainty in our business seems to be change. With Energy East, we will become one of the largest, most diversified energy providers in the Northeast. As one company, with approximately 5,000 employees in New York, and a total of nearly 8,000, we will now share a vision for competing in the northeastern marketplace, a vision that focuses on providing our customers with a reliable energy supply, stable prices and choice, as well as a strong commitment to helping the many communities in which we live and work.

We anticipate that regulatory approvals can be obtained in approximately 12 months. In the meantime, many logistical matters must still be worked out, and those who must work them out - myself included - will not immediately have all the answers to all the questions I sense you will come up with. I encourage you to offer your ideas and energy as we move ahead.

I will be holding employee meetings over the next several weeks to review the merger and to address your questions. There are additional materials related to the transaction and the companies on a special website - www.dealinfo.com/easrgs. I look forward to talking with you more about this new and exciting opportunity for our company.

Finally, let me say that I have always considered myself fortunate to have people throughout this company who have responded thoughtfully and with dedication and eagerness to the challenges we have faced. Now, at this defining moment, I ask you to study this arrangement carefully, ask questions and join me in a new course for the future. I am confident you will see that this is the right thing to do and the right time to do it.


Thank you.

/s/ Tom Richards
--------------------
    Tom Richards

                   *****************************************

[ENERGY EAST LOGO]



Wesley W. von Schack Chairman, President and Chief Executive Officer
--------------------------------------------------------------------------------
Wes von Schack is Chairman, President and Chief Executive Officer of Energy East Corporation, a super-regional energy delivery and services company, with operations in the Northeast region.

Mr. von Schack is a member of the Boards of Energy East, Mellon Financial Corporation and Mellon Bank N.A., RTI International Metals, Inc., AEGIS Insurance Company, The Business Council of New York State, Inc., and Vice Chairman of the Board of The Peconic Land Trust.

Prior to September 1996, he was the Chairman of the Board, President and Chief Executive Officer of DQE, a diversified energy services company headquartered in Pittsburgh, Pennsylvania. He is the former Chairman of the Pennsylvania Business Roundtable, the Pittsburgh Cultural Trust, the Regional Industrial Development Corporation of Southwestern Pennsylvania, and the Greater Pittsburgh Council - Boy Scouts of America, and a former Vice Chairman of the Board of Trustees and Life Trustee of Carnegie Mellon University.

Mr. von Schack has a A.B. in Economics from Fordham University, an M.B.A. from St. John's University, and a Doctorate Degree from Pace University.

He and his wife Mary have three children, Regina, Will and Mary Dorothy.

                   *****************************************

[RGS ENERGY GROUP, INC. LOGO]



Thomas S. Richards
Chairman, President and Chief Executive Officer
--------------------------------------------------------------------------------

Thomas S. Richards became chairman, president and chief executive officer of Rochester Gas & Electric Corp. (RG&E) on January 1, 1998. Since August 1999, RG&E has been a subsidiary of RGS Energy Group Inc., of which Mr. Richards also is chairman. Prior to that, he was president and chief operating officer since March of 1996. Previously, he served as senior vice president for finance, senior vice president for corporate services and general counsel.

Mr. Richards, a lawyer, joined RG&E in 1991. Prior to that, he was a partner in Rochester's largest law firm, Nixon Peabody LLP.

Mr. Richards is involved in a number of charitable and community organizations. He is currently serving on the boards of the Chamber of Commerce, Industrial Management Council, United Way, Rochester Institute of Technology, Otetiana Council/Boy Scouts of America, Greater Rochester Housing Partnership, Colgate Rochester Divinity School, Eltrex Industries Inc., Chase Northeast Advisory Board of Chase Manhattan Bank, Highland Hospital, Strong Partners Health System, Rochester Economic Development Corp., and the Visiting Nurse Foundation.

He is a graduate of Bucknell University, Cornell University Law School and served in the U.S. Navy.

Mr. Richards and his wife, Betty, have two sons and reside in the City of Rochester.

                    ****************************************

[ENERGY EAST LOGO]


Energy East Corporation Fact Sheet
--------------------------------------------------------------------------------
Overview

Energy East Corporation is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire. Energy East is dedicated to creating shareholder value through its focus on profitable growth, operational excellence and strong customer partnerships. In 2000, Energy East completed mergers with Connecticut Energy Corporation, CMP Group, CTG Resources and Berkshire Energy Resources that transformed the company, strengthened its delivery business and provided future revenue growth and increased profitability. Energy East's customer base doubled to 2 million customers across a 32,000 square mile service area. By growing the business, offering long-term incentive rate agreements and operating the business more efficiently, Energy East is creating value for its shareholders. The result -- an increase in earnings per share of 73 percent since 1996 and a total return to shareholders of 91 percent.

Energy East at a Glance

o On January 26, 2001, Energy East reported 2000 earnings per share of $2.06 compared to $1.88 in 1999.

o Publicly held company (NYSE:EAS), with operating revenues of $3.0 billion in 2000

o  2000 Energy Delivery Statistics (in thousands):
   - Electricity - 23,347 megawatt hours
   - Natural Gas - 106,636 dekatherms

o  Approximately 6,000 employees

Subsidiaries

NYSEG Delivers electricity to 824,000 customers and natural gas to 248,000 customers across more than 40 percent of upstate New York.

The Southern Connecticut Gas Company Delivers natural gas to 162,000 customers in southern Connecticut.

Central Maine Power Company Delivers electricity to 540,000 customers in central and southern Maine.

Connecticut Natural Gas Company Delivers natural gas to 146,000 customers in central Connecticut.

Berkshire Gas Company Delivers natural gas to 34,000 customers in western Massachusetts.

The Energy Network Our nonutility focus currently includes peaking generation, energy services and telecommunications areas which complement our core utility business. Looking ahead we see good growth opportunities in peaking generation.

Energy East Enterprises, Inc. Current operations include the development of a gas distribution business in Maine and the expansion of a high deliverability gas storage facility in upstate New York. Both areas provide attractive growth opportunities.

Energy East Executives

o  Wesley W. von Schack, Chairman, President and Chief Executive Officer
o  Kenneth M. Jasinski, Executive Vice President and General Counsel
o  Michael I. German, Senior Vice President
o  Robert D. Kump, Vice President and Treasurer
o  Robert E. Rude, Vice President and Controller

--------------------------------------------------------------------------------
       Corporate Offices                         Investor Relations
         P.O. Box 12904                          and Media Contact
  Albany, New York 12212-2904                    Thorn C. Dickinson
          518-434-3049                      Manager, Investor Relations
       www.energyeast.com                           607-347-2561
--------------------------------------------------------------------------------


                     ******************************************

[RGS ENERGY GROUP, INC. LOGO]



RGS Energy Group, Inc. Fact Sheet
--------------------------------------------------------------------------------

Overview

RGS Energy Group, Inc. was formed in 1999 as a holding company with its regulated energy business conducted through Rochester Gas and Electric Corporation (RG&E), and its unregulated business through Energetix. The vision at RGS Energy Group is to be the premier energy provider in the state. Our mission is to provide energy and energy-related services to all of our customers with the highest level of customer satisfaction and quality.

RGS Energy Group at a Glance

o On January 24, 2001, RGS Energy Group reported 2000 earnings per share of $2.61 compared to $2.44 in 1999.

o Publicly held company (NYSE:RGS), with operating revenues of $1.4 million in 2000

o  2000 Energy Delivery Statistics (in thousands):
   - Electricity - 8,714 megawatt hours
   - Natural Gas - 59,410 dekatherms

o  2,642 employees

Subsidiaries

RG&E supplies regulated electric and gas service within a 2,700-square-mile service territory with a population of one million people. The service territory is well diversified among residential, commercial and industrial customers. The city of Rochester is the third largest in New York State and a major industrial center. Multinational commerce in the Greater Rochester Region accounts for 40 percent of all exports from New York State and makes our area the number one per capita exporting community in the nation. Our territory also has a substantial suburban area with commercial growth and large, prosperous farming regions.

Energetix, Inc. and its major subsidiary, Griffith Energy, Inc., are unregulated companies offering a full line of energy products including electricity, natural gas, home heating oil, propane and a variety of energy services throughout upstate New York. Energetix conducts business both within and outside of the traditional regulated service franchise area. It has more than 200,000 customers across New York State.

RGS Energy Group Executive Team

o  Thomas Richards, Chairman, President and Chief Executive Officer
o  Michael Tomaino, Senior Vice President and General Counsel
o  Michael Bovalino, Senior Vice President
o  Paul Wilkens, Senior Vice President

--------------------------------------------------------------------------------
     Corporate Offices         Investor Relations        Media Contact
      89 East Avenue              Mark Graham             Mike Power
    Rochester, NY 14649           716-724-8176           716-724-8828
       716-546-2700
        www.rge.com
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

[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

[MAP DEPICTING THE FOLLOWING INFORMATION:

Areas in Maine, New Hampshire, Massachusetts, Connecticut, Rhode Island, and New York receiving service from the following companies:

NYSEG
RG&E
Southern Connecticut Natural Gas
Connecticut Natural Gas
Berkshire Gas Company
Central Maine Power
New Hampshire Gas

Central New York state is magnified, and the city of Rochester is denoted with a star.]


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The following are copies of additional communications with Employees:

Tom Richards Voice Mail Message:

In connection with the proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filing may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.
Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

Good morning, this is Tom Richards. I have some very important news that is sure to catch your attention.

We have entered into a merger agreement with Energy Corporation. RG&E and Energy East's main subsidiary, New York State Electric and Gas, will become subsidiaries of RGS Energy Group and the combined companies will be headquartered in Rochester. Both RG&E and NYSEG will keep their names and operational locations.

Your first reaction to this announcement, rumors aside, will be concern and maybe surprise. That's OK and understandable.

I believe that as you have the opportunity to learn about what is being proposed, you will see that the agreement was done with careful consideration of its impact on you, as well as our shareholders, customers and communities.

I will mention a few items of obvious concern here and there is a more detailed ERIN message available that I urge you to read. In addition, a package of information is being mailed to your home today and I will be holding employee meetings over the next several days.

We do not plan any layoffs, changes in compensation, benefits or pensions as a result of this combination. Our non-union status will not be affected and RGS people will not be disadvantaged because some NYSEG employees have union contracts. The combination should broaden your career opportunities as part of the new organization.

As a shareholder of RGS, the merger is good news for you. For each of your shares of RGS stock, you will receive the equivalent of $39.50 in cash or Energy East stock. This will be more fully described in the information that will follow.

I will continue to serve as the head of RGS, which will be headquartered in Rochester and will include RG&E, NYSEG and Energetix and its subsidiaries. I will report to Wes von Schack, who will remain the CEO of Energy East, which includes other utility companies in New England.

The necessary approvals will take about 12 months and we need to keep on doing what we have been doing so well.

We have had great success as an independent company, but we are operating in a changing and consolidating industry. We cannot ignore these changes and need to act at a time of strength in order to respect the interests of all those who are affected by our company: employees, shareholders, customers and communities. That is what we have tried to do and I believe we have succeeded.

Thanks and I look forward to discussing this announcement with you further.


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

                  Talking Points on RGS Merger with Energy East
                  ---------------------------------------------

In connection with the proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filing may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.
Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

>> Today we're announcing that RGS has entered into a merger agreement with Energy East Corporation. RG&E and New York State Electric and Gas will become wholly owned subsidiaries of RGS Energy. And, RGS Energy Group will become a wholly owned subsidiary of Energy East.

>> This is being announced today -- and not sooner -- because of strict laws and regulations surrounding the merger negotiations. We are unable to communicate until today's announcement. In fact, I just learned of this announcement yesterday afternoon.

>> Tom Richards will continue to serve as Chairman, President and CEO of RGS, which now will include RG&E, Energetix and NYSEG. Tom will report to Wes von Schack, who will continue to serve as Chairman, President and CEO of Energy East.

>> The expanded RGS will be headquartered in Rochester and approximately 40 Energy East employees will move to Rochester.

>>   No layoffs are planned at either company as a result of the merger.

>> There are no changes planned to compensation, pension, benefits, 401(k) and other programs.

>> Our non-union status will not be affected by the merger and the agreement provides that RG&E people will be disadvantaged because some NYSEG people have union contracts.

>>   You can expect business as usual.

>> Many of the details are contained in an ERIN message that was distributed today (have copies at the meeting) and in an informational packet that will be mailed to your home.

>> We are doing this now, when we are strong so that we can control our destiny and create benefits for our employees, customers and communities, as well as shareholders.


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

The following is a copy of the communication sent to RGS Energy Group, Inc. shareholders, together with a copy of the press release:

[RGS ENERGY GROUP, INC. LOGO]
                                                               February 20, 2001

Dear Shareholder:

I am pleased to tell you that the Boards of Directors of RGS Energy Group, Inc. and Energy East Corporation have approved a definitive merger agreement, under which the two companies, with shareholder approval, will combine in a cash and stock transaction valued at $39.50 per RGS Energy share, or approximately $1.4 billion in the aggregate. Energy East is a super-regional energy delivery and services company with a presence in 5 northeastern states. The combined company will have annual revenues of approximately $5 billion and nearly $10 billion in assets.

Providing service to half of upstate New York, we are committed to the economic vitality of the region as a platform for growth for our combined company. I am convinced that with Energy East, we have the scale and scope to provide benefits for our shareholders, our customers, our employees and the communities we serve.

I have enclosed with this letter a copy of the press release issued on February 20, 2001, that describes the combination in greater detail. In the coming months, we will be filing with the Securities and Exchange Commission a joint proxy statement / prospectus that will fully detail the terms and benefits of this transaction.

You will be asked to vote on the proposed transaction only on the basis of the information set forth in such joint proxy statement. It is anticipated that the proposed transaction will be voted upon at the Annual Meeting of Shareholders which, instead of being held on April 25, 2001, as previously scheduled, will take place later in the year. You will be notified when the Annual Meeting is scheduled.

This combination is a win for us all, and we are excited about our future with Energy East.


                                            Sincerely,

                                            /s/ Thomas S. Richards
                                            ------------------------
                                            Thomas S. Richards
                                            Chairman, President and
                                            Chief Executive Officer


Encl.

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

The following is a copy of the communication sent to RGS Energy Group, Inc. retirees, together with a copy of the press release:

[RGS ENERGY GROUP, INC. LOGO]

February 20, 2001

Dear Retiree:

By now, you have probably heard media reports about our exciting new merger agreement with Energy East. We value the long service you gave to our company and we wanted you to have information directly from us about this agreement and what it means to RGS Energy. Below is the electronic message from Tom Richards we sent to all our employees:

                       An important message on our future
                               from Tom Richards

Dear Fellow Employee:

We've put together this Information Packet to help answer your questions on our recent announcement to merge with Energy East. The following was distributed via ERIN on Tuesday, February 20, 2001.

I have some very important news for you today, which will rightly be seen as a defining moment in the long and successful history of this company. I strongly believe it is good news -- for RGS Energy Group, for Rochester, for New York State and for our employees, our shareholders and our customers.

Today we're announcing that we have entered into a merger agreement with Energy East Corporation, a New York company. For those of you unfamiliar with Energy East, over the last few years, Energy East has been working to become a super-regional energy delivery and services company, serving 2 million customers throughout the Northeast. Energy East's 5 operating utilities are New York State Electric & Gas (NYSEG), Central Maine Power, Connecticut Natural Gas, Southern Connecticut Gas and Berkshire Gas.

RG&E will remain a subsidiary of RGS Energy. It is expected that NYSEG will become a subsidiary of RGS Energy. And, RGS Energy will become a subsidiary of Energy East. This will create a much-expanded RGS Energy that will now include NYSEG and RG&E and will serve half of upstate New York and represent more than half of Energy East.

I fully realize and completely understand that this news will more than surprise you at this point in our history, and that it will prompt many questions, concerns and even worries. I will try to answer as many questions as I can here and in other opportunities in the near future, but I want you to know upfront these crucial and compelling facts about this merger agreement:

o This expanded RGS Energy will be headquartered in Rochester, which is great news for our local economy. A 40-member team of Energy East executives and support staff will join us, although NYSEG's operations center will remain in Binghamton. From its headquarters in Rochester, RGS Energy will serve
     1.2 million electric customers and approximately 540,000 gas customers, as well as 200,000 other retail energy customers. The combined financial strength of RGS Energy and Energy East will be formidable: we will have estimated combined annual revenues of approximately $5 billion and nearly $10 billion in assets.

o No layoffs are planned as a result of this combination. Employees of RG&E, Energetix and its subsidiaries will not be disadvantaged because some NYSEG employees have union contracts. This was a key part of the formal agreement and as clear a signal as we can give as to how much both companies value your service and your expertise.

o There are no changes planned to compensation, pension, benefits, 401(k) and other programs.

o    Our non-union status will not be affected by this merger.

o I will continue to serve as chairman, president and CEO of RGS Energy, which will include RG&E, NYSEG and Energetix and its subsidiaries. I will report to Wes von Schack, who will remain as the chairman, president and chief executive officer, of the parent corporation Energy East.

o You can expect business as usual. Keep doing exactly what you are doing. Continue to focus on the objectives outlined in your PM/CD. Although the corporate structures will change, the companies will not. RG&E, NYSEG and Energetix and its subsidiaries will continue to operate as they do today -- with the same organization and same names.

o The RG&E name will by no means fade away. It is an important part of our heritage and we will continue to display that name proudly on our facilities and vehicles in the Rochester area.

o RGS Energy shareholders will benefit. Shareholders will receive a substantial premium for their stock and the opportunity to be paid in cash or the stock of a company with a broader base and opportunity for growth, while maintaining the value of their dividend. They will receive the equivalent of $39.50 for each share of RGS Energy common stock they own, payable in cash or in Energy East common stock. Each shareholder would be able to choose within some guidelines. If you are a shareholder, you will receive more information in the future.

o Customers will benefit. Customers and the communities we serve will continue to receive reliable energy at stable prices from a company with a greater capacity to continue that service in a challenging future. The community will retain the existing organization and gain a corporate headquarters and employment, with a continuing commitment to community involvement and an increased commitment to charitable giving.

o Employees will benefit. Employees will benefit by being part of a larger, more diversified organization that is in a stronger position to deal with our changing industry. This combination will provide added opportunities for our employees, by offering additional career development and advancement opportunities as the new organization grows.

o We communicated this to you as soon as allowed by the strict laws and regulations surrounding the transaction.

o We have entered into this agreement with careful consideration of its impact and meaning for us and truly with the best interest of you, our shareholders, our customers and our communities in mind. We chose to do this now because we could negotiate from one of the strongest financial positions and stock performances in our history and strongly influence our destiny. I believe we will be a stronger company as a result of this agreement.

All this said, this will be a time of change when the only certainty in our business seems to be change. With Energy East, we will become one of the largest, most diversified energy providers in the Northeast. As one company, with approximately 5,000 employees in New York, and a total of nearly 8,000, we will now share a vision for competing in the northeastern marketplace, a vision that focuses on providing our customers with a reliable energy supply, stable prices and choice, as well as a strong commitment to helping the many communities in which we live and work.

We anticipate that regulatory approvals can be obtained in approximately 12 months. In the meantime, many logistical matters must still be worked out, and those who must work them out - myself included - will not immediately have all the answers to all the questions I sense you will come up with. I encourage you to offer your ideas and energy as we move ahead.

I will be holding employee meetings over the next several weeks to review the merger and to address your questions. There are additional materials related to the transaction and the companies on a special website - www.dealinfo.com/easrgs. I look forward to talking with you more about this new and exciting opportunity for our company.

Finally, let me say that I have always considered myself fortunate to have people throughout this company who have responded thoughtfully and with dedication and eagerness to the challenges we have faced. Now, at this defining moment, I ask you to study this arrangement carefully, ask questions and join me in a new course for the future. I am confident you will see that this is the right thing to do and the right time to do it.


Thank you.

/s/ Tom Richards
--------------------
    Tom Richards

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